# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Larimar Therapeutics, Inc., CIK 0001374690
CUSIP: 517125100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: THREE BALA PLAZA EAST, SUITE 506, BALA CYNWYD, Pennsylvania (PA), 19004
Date of event which requires filing of this statement: 07/31/2025
Filed by CIK 0001352546
Persons authorized to receive notices and communications: David Clark, Deerfield Management Company, L.P., 345 Park Avenue, 12th Floor, New York, New York (NY), 10010, 212-551-1600; Elliot Press, Deerfield Management Company, L.P., 345 Park Avenue, 12th Floor, New York, New York (NY), 10010, 212-551-1600; Jonathan D. Weiner, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800; Mark D. Wood, Esq., Katten Muchin Rosenman LLP, 50 Rockefeller Plaza, New York, New York (NY), 10020, 212-940-8800

## Reporting persons
- Deerfield Private Design Fund III, L.P. (CIK 0001603333): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,538,918; sole dispositive power 0; shared dispositive power 9,538,918; aggregate amount beneficially owned 9,538,918 (11.14% of the class)
- Deerfield Healthcare Innovations Fund, L.P. (CIK 0001646981): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,321,129; sole dispositive power 0; shared dispositive power 7,321,129; aggregate amount beneficially owned 7,321,129 (8.55% of the class)
- Deerfield Private Design Fund IV, L.P. (CIK 0001680307): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,538,945; sole dispositive power 0; shared dispositive power 9,538,945; aggregate amount beneficially owned 9,538,945 (11.14% of the class)
- Deerfield Partners, L.P. (CIK 0001301041): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,207,982; sole dispositive power 0; shared dispositive power 4,207,982; aggregate amount beneficially owned 4,207,982 (4.91% of the class)
- Deerfield Mgmt III, L.P. (CIK 0001610540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,538,918; sole dispositive power 0; shared dispositive power 9,538,918; aggregate amount beneficially owned 9,538,918 (11.14% of the class)
  Comment: Comprised of shares of common stock held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner.
- Deerfield Mgmt HIF, L.P. (CIK 0001665736): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,321,129; sole dispositive power 0; shared dispositive power 7,321,129; aggregate amount beneficially owned 7,321,129 (8.55% of the class)
  Comment: Comprised of shares of common stock held by Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Mgmt HIF, L.P. is the general partner.
- Deerfield Mgmt IV, L.P. (CIK 0001713467): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,538,945; sole dispositive power 0; shared dispositive power 9,538,945; aggregate amount beneficially owned 9,538,945 (11.14% of the class)
  Comment: Comprised of shares of common stock held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner.
- Deerfield Mgmt, L.P. (CIK 0001010823): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,207,982; sole dispositive power 0; shared dispositive power 4,207,982; aggregate amount beneficially owned 4,207,982 (4.91% of the class)
  Comment: Comprised of shares of common stock held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.
- Deerfield Management Company, L.P. (CIK 0001009258): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 30,667,474; sole dispositive power 0; shared dispositive power 30,667,474; aggregate amount beneficially owned 30,667,474 (35.81% of the class)
  Comment: Comprised of (i) an aggregate of 30,606,974 shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment manager and (ii) an aggregate of 60,500 shares of common stock issuable upon exercise of options (the "Leff Options") held by Jonathan Leff, an employee of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The Leff Options consist options that were granted to Mr. Leff on July 16, 2020, May 12, 2021, May 10, 2022, May 9, 2023 and May 29, 2024, each of which is fully vested.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 30,667,474; sole dispositive power 0; shared dispositive power 30,667,474; aggregate amount beneficially owned 30,667,474 (35.81% of the class)
  Comment: Comprised of (i) an aggregate of 30,606,974 shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment manager and (ii) an aggregate of 60,500 shares of common stock issuable upon exercise of options (the "Leff Options") held by Jonathan Leff, an employee of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The Leff Options consist options that were granted to Mr. Leff on July 16, 2020, May 12, 2021, May 10, 2022, May 9, 2023 and May 29, 2024, each of which is fully vested. Mr. Flynn is the sole manager of the general partner of each of Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Mgmt HIF, L.P., Deerfield Mgmt, L.P. and Deerfield Management Company, L.P.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Larimar Therapeutics, Inc.
Address of issuer's principal executive offices: THREE BALA PLAZA EAST, SUITE 506, BALA CYNWYD, Pennsylvania (PA), 19004
Comment: This Amendment No. 10 (this "Amendment") to Schedule 13D is filed by (i) Deerfield Private Design Fund III, L.P. ("Deerfield Private Design Fund III"), (ii) Deerfield Healthcare Innovations Fund, L.P. ("Deerfield Healthcare Innovations Fund"), (iii) Deerfield Private Design Fund IV, L.P. ("Deerfield Private Design Fund IV"), (iv) Deerfield Partners, L.P. ("Deerfield Partners"), (v) Deerfield Mgmt III, L.P. ("Deerfield Mgmt III"), (vi) Deerfield Mgmt HIF, L.P. ("Deerfield Mgmt HIF"), (vii) Deerfield Mgmt IV, L.P. ("Deerfield Mgmt IV"), (viii) Deerfield Mgmt, L.P. ("Deerfield Mgmt"), (ix) Deerfield Management Company, L.P. ("Deerfield Management") and (x) James E. Flynn ("Flynn" and, together with Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, Deerfield Private Design Fund IV, Deerfield Partners, Deerfield Mgmt III, Deerfield Mgmt HIF, Deerfield Mgmt IV, Deerfield Mgmt and Deerfield Management, the "Reporting Persons"), with respect to the securities of Larimar Therapeutics, Inc. (as amended by Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10, the "Schedule 13D"). Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, Deerfield Private Design Fund IV and Deerfield Partners are collectively referred to herein as the "Funds".

## Item 2. Identity and Background
Present principal occupation or employment: Flynn is the sole manager of the general partner of each of Deerfield Mgmt III, Deerfield Mgmt IV, Deerfield Mgmt HIF, Deerfield Mgmt and Deerfield Management Company. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund. Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management Company is the investment manager of each Fund. Each Fund purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following:

On July 31, 2025, Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Healthcare Innovations Fund purchased 3,387,529, 3,387,539 and 2,599,932 shares of Common Stock (collectively, the "July 2025 Shares"), respectively, at a price of $3.20 per share, or aggregate purchase prices of $10,840,092.80, $10,840,124.80 and $8,319,782.40, respectively. Each Fund utilized available cash assets to acquire the July 2025 Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

Each Fund acquired its July 2025 Shares for investment purposes in an underwritten offering conducted by the Company (the "July 2025 Offering") pursuant to the Prospectus Supplement, dated as of July 31, 2025, to the Issuer's Prospectus, dated as of May 24, 2024 (the "July 2025 Offering").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) Deerfield Private Design Fund III

Number of shares: 9,538,918
Percentage of shares: 11.14%*

(2) Deerfield Healthcare Innovations Fund

Number of shares: 7,321,129
Percentage of shares: 8.55%*

(3) Deerfield Private Design Fund IV

Number of shares: 9,538,945
Percentage of shares: 11.14%*

(4) Deerfield Partners

Number of shares: 4,207,982
Percentage of shares: 4.91%*

(5) Deerfield Mgmt III

Number of shares: 9,538,918 (comprised of shares held by Deerfield Private Design Fund III)
Percentage of shares: 11.14%*

(6) Deerfield Mgmt HIF

Number of shares: 7,321,129 (comprised of shares held by Deerfield Healthcare Innovations Fund)
Percentage of shares: 8.55%*

(7) Deerfield Mgmt IV

Number of shares: 9,538,945 (comprised of shares held by Deerfield Private Design Fund)
Percentage of shares: 11.14%*

(8) Deerfield Mgmt

Number of shares: 4,207,982 (comprised of shares held by Deerfield Partners)
Percentage of shares: 4.91%*

(9) Deerfield Management

Number of shares: 30,667,474 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Private Design Fund IV, Deerfield Healthcare Innovations Fund, Deerfield Partners and shares underlying options held by Jonathan Leff at the direction and for the benefit of Deerfield Management)
Percentage of shares: 35.81%*

(10) James E. Flynn

Number of shares: 30,667,474 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Private Design Fund IV, Deerfield Healthcare Innovations Fund, Deerfield Partners and shares underlying options held by Jonathan Leff at the direction and for the benefit of Deerfield Management)
Percentage of shares: 35.81%*

* Throughout this report, the percentage of outstanding Common Stock beneficially owned by the Reporting Persons reflects 85,590,392 shares of Common Stock outstanding, including shares issued in the July 2025 Offering, based on information set forth in the Prospectus Supplement, dated as of July 31, 2025, filed by the Company with the Securities and Exchange Commission on July 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,538,918
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,538,918

(2) Deerfield Healthcare Innovations Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 7,321,129
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 7,321,129

(3) Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,538,945
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,538,945

(4) Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,207,982
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,207,982

(5) Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,538,918
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,538,918

(6) Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 7,321,129
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 7,321,129

(7) Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 9,538,945
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 9,538,945

(8) Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 4,207,982
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 4,207,982

(9) Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 30,667,474
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 30,667,474

(10) James E. Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 30,667,474
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 30,667,474

James E. Flynn is the sole manager of the general partner of each of Deerfield Mgmt III, Deerfield Mgmt IV, Deerfield Mgmt HIF, Deerfield Mgmt, and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III. Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV. Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of each of Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, Deerfield Private Design Fund IV and Deerfield Partners.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Schedule A - Information Regarding Persons Referred to in Instruction C to Schedule 13D

## Signatures
- Deerfield Private Design Fund III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- Deerfield Healthcare Innovations Fund, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- Deerfield Mgmt III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- Deerfield Mgmt HIF, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (07/31/2025)